--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------

                        REPUBLIC ENGINEERED STEELS, INC.
                           (NAME OF SUBJECT COMPANY)

          BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND, L.P.*
                 BLACKSTONE OFFSHORE CAPITAL PARTNERS II, L.P.*
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II, L.P.*
                        THE VERITAS CAPITAL FUND, L.P.*
                            RES HOLDING CORPORATION
                                      AND
                          RES ACQUISITION CORPORATION

                                   (BIDDERS)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   760391102

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID A. STOCKMAN
                            RES HOLDING CORPORATION
                            C/O THE BLACKSTONE GROUP
                                345 PARK AVENUE
                               NEW YORK, NY 10154
                           TELEPHONE: (212) 935-2626

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

                   ROBERT L. FRIEDMAN, ESQ.                                          BENJAMIN M. POLK, ESQ.
                  SIMPSON THACHER & BARTLETT                                    WHITMAN BREED ABBOTT & MORGAN LLP
                     425 LEXINGTON AVENUE                                                200 PARK AVENUE
                   NEW YORK, NEW YORK 10017                                         NEW YORK, NEW YORK 10166
                   TELEPHONE: (212) 455-2000                                        TELEPHONE: (212) 351-3000

                            ------------------------

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION**                                          AMOUNT OF FILING FEE***
                         $155,661,691                                                        $31,133

* None of Blackstone Capital Partners II Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P. or The Veritas Capital Fund, L.P. admits that it is a 'bidder' for purposes of the Offer within the meaning of Rule 14d-1(e)(1).

** Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $7.25 cash per share, 19,706,578 shares outstanding and 1,764,000 shares issuable upon the exercise of options outstanding pursuant to the Subject Company's agreements and plans as of July 23, 1998.

*** 1/50 of 1% of Transaction Valuation.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:..........................................................   N/A
Form or Registration No.:........................................................   N/A
Filing Party:....................................................................   N/A
Date Filed:......................................................................   N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by RES Acquisition Corporation, a Delaware corporation (the 'Purchaser'), to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the 'Shares'), of Republic Engineered Steels, Inc., a Delaware corporation (the 'Company'), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1998 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(l), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the 'Offer'), a copy of which is attached hereto as Exhibit
(a)(2). The Purchaser is a wholly owned subsidiary of RES Holding Corporation, a Delaware corporation (the 'Parent'). At the time of the Merger (as defined in the Introduction to the Offer to Purchase), it is anticipated that approximately 73.33% of Parent common stock will be owned in the aggregate by Blackstone Capital Partners II Merchant Banking Fund, L.P. ('BCP'), Blackstone Offshore Capital Partners II, L.P. ('BOCP'), and Blackstone Family Investment Partnership II, L.P. ('BFIP'), approximately 24.04% of Parent common stock will be owned by The Veritas Capital Fund, L.P. ('Veritas Cap L.P.') and approximately 2.63% will be owned by HVR Holdings, LLC (the 'Veritas Coinvestor'). BCP and BFIP are Delaware limited partnerships and BOCP is a Cayman exempted limited partnership. Veritas Cap L.P. is a Delaware limited partnership.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Republic Engineered Steels, Inc. The information set forth in Section 7 ('Certain Information Concerning the Company') of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, $.01 par value per share, of the Company. The information set forth in the Introduction (the 'Introduction') of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of Shares; No Cash Dividends') of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser, the Parent, BCP, BOCP, BFIP, and Veritas Cap L.P., (collectively, the 'Applicable Persons'). Although BCP, BOCP, BFIP and Veritas Cap L.P. are signatories to this Schedule 14D-1, none of BCP, BOCP, BFIP or Veritas Cap L.P. admits that it is a 'bidder' for purposes of the Offer. The information set forth in Section 8 ('Certain Information Concerning the Parent, the Purchaser, Blackstone, Veritas and the Veritas Coinvestor') of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, none of, nor, to the best knowledge of the Applicable Persons, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ('Certain Information Concerning the Parent, the Purchaser, Blackstone, Veritas and the Veritas Coinvestor') and
Section 12 ('Purposes of the Offer; the Merger; Plans for the Company') of the Offer to Purchase is incorporated herein by reference. Except as set forth in
Section 8 of the Offer to Purchase, since July 1, 1995, to the best knowledge of the Applicable Persons, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Applicable Persons, or, to the best knowledge of the Applicable Persons, any of the persons listed in
Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in Section 8 ('Certain Information Concerning the Parent, the Purchaser, Blackstone, Veritas and the Veritas Coinvestor'),
Section 10 ('Background of the Offer; Contacts with the Company') and Section 12 ('Purpose of the Offer; the Merger; Plans for the Company') of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8,
Section 10 and Section 12 of the Offer to Purchase, since July 1, 1995, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of the Applicable Persons or any of their respective subsidiaries or, to the best knowledge of the Applicable Persons, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ('Source and Amount of Funds') and Section 12 ('Purpose of the Offer; the Merger; Plans for the Company') of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction, Section 6 ('Price Range of Shares; No Cash Dividends'), Section 10 ('Background of the Offer; Contacts with the Company'), Section 11 ('The Merger Agreement'), Section 12 ('Purpose of the Offer; the Merger; Plans for the Company') and Section 14 ('Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration') of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 8 ('Certain Information Concerning the Parent, the Purchaser, Blackstone, Veritas and the Veritas Coinvestor') of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 8 of the Offer to Purchase, none of the Applicable Person nor, to the best knowledge of the Applicable Persons, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of any of the Applicable Persons or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

     (b) The information set forth in the Introduction and Section 11 ('The Merger Agreement') of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 11 of the Offer to Purchase, none of the Applicable Persons, nor, to the best knowledge of the Applicable Persons, any of the persons or entities referred to above or any executive officer, director or subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 10 ('Background of the Offer; Contacts with the Company'), Section 11 ('The Merger Agreement'), and Section 17 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 10 and 17 of the Offer to Purchase, none of the Applicable Persons nor, to the best knowledge of the Applicable Persons, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction, Section 9 ('Source and Amount of Funds'), Section 12 ('Purpose of the Offer; the Merger; Plans for the Company') and Section 17 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ('Certain Information Concerning the Parent, the Purchaser, Blackstone, Veritas and the Veritas Coinvestor') of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ('The Merger Agreement') and
Section 12 ('Purpose of the Offer; the Merger; Plans for the Company') of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ('Certain Legal Matters and Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 16 ('Certain Legal Matters and Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated July 30, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement published on July 30, 1998.

     (a)(8) Press Release dated July 24, 1998.

     (b) Commitment Letter dated July 23, 1998 to RES Holding Corporation from The Chase Manhattan Bank, Chase Securities Inc., DLJ Capital Funding, Inc. and DLJ Bridge Finance, Inc.

     (c) Agreement and Plan of Merger, dated as of July 23, 1998, by and among RES Holding Corporation, RES Acquisition Corporation and Republic Engineered Steels, Inc.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND, L.P.*

                           By: Blackstone Management Associates II L.L.C., its
                               general partner

                           By: /s/ DAVID STOCKMAN
                               ---------------------------------
                                    Name: David Stockman
                                    Title:  Member

                           BLACKSTONE OFFSHORE CAPITAL PARTNERS II, L.P.*

                           By: Blackstone Management Associates II L.L.C., its
                               investment general partner

                           By: /s/ DAVID STOCKMAN
                               ---------------------------------
                                    Name: David Stockman
                                    Title:  Member

                           BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II, L.P.*

                           By: Blackstone Management Associates II L.L.C., its
                               general partner

                           By: /s/ DAVID STOCKMAN
                               ---------------------------------
                                    Name: David Stockman
                                    Title:  Member

                           THE VERITAS CAPITAL FUND, L.P.*

                           By: Veritas Capital Management, L.L.C., its general
                               partner

                           By: /s/ ROBERT MCKEON
                               ---------------------------------
                                    Name: Robert McKeon
                                    Title:  Member

                           RES HOLDING CORPORATION

                           By: /s/ DAVID STOCKMAN
                               ---------------------------------
                                    Name: David Stockman
                                    Title:  President

                           RES ACQUISITION CORPORATION

                           By: /s/ DAVID STOCKMAN
                               ---------------------------------
                                    Name: David Stockman
                                    Title:  President
Date: July 30, 1998

------------------------

* None of Blackstone Capital Partners II Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P., or The Veritas Capital Fund, L.P. admits that it is a 'bidder' for purposes of the Offer within the meaning of Rule 14d-1(e)(1).

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                          PAGE
 NUMBER          DESCRIPTION                                                                                       NO.
---------        ----------------------------------------------------------------------------------------------   -----
11(a)(1)    --   Offer to Purchase dated July 30, 1998.........................................................

11(a)(2)    --   Letter of Transmittal.........................................................................

11(a)(3)    --   Notice of Guaranteed Delivery.................................................................

11(a)(4)    --   Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Nominees......................................................................................

11(a)(5)    --   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                 Nominees......................................................................................

11(a)(6)    --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........

11(a)(7)    --   Summary Advertisement published on July 30, 1998..............................................

11(a)(8)    --   Press Release dated July 24, 1998.............................................................

11(b)       --   Commitment Letter dated July 23, 1998 to RES Holding Corporation from The Chase Manhattan
                 Bank, Chase Securities Inc., DLJ Capital Funding, Inc. and DLJ Bridge Finance, Inc. ..........

11(c)       --   Agreement and Plan of Merger, dated as of July 23, 1998, by and among RES Holding Corporation,
                 RES Acquisition Corporation and Republic Engineered Steels, Inc. .............................